Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Second Meeting of the Eighth Session of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

26 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-016

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED ON

RESOLUTIONS PASSED AT THE SECOND MEETING OF THE EIGHTH
SESSION OF THE BOARD OF DIRECTORS

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The convening of the Board meeting

On 26 March 2018, the second meeting of the eighth session of the Board of China Southern Airlines Company Limited (the “Company”) was held at No. 1 Conference Room, 4th Floor, China Southern Pearl Hotel of Guangzhou Baiyun Airport. Seven Directors are eligible to attend the Board meeting and seven Directors attended the Board meeting. Mr. Wang Chang Shun, the chairman of the Board, chaired this meeting, supervisors and certain senior management of the Company also attended. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

The consideration and approval on the Board meeting

The Directors who were present at the Board meeting considered and voted, and unanimously passed the following resolutions:

I. Considered and approved the full text and summary of the 2017 annual report and results announcement of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards, and the Directors’ Report);

II. Considered and approved the profit distribution plan of the Company for the year 2017;

The cash dividend of RMB0.1 per share (inclusive of tax) to be distributed to the shareholders of the Company for the year ended 31 December 2017 was agreed. Based on the total issued share of 10,088,173,272 of the Company, the aggregate distribution amount was RMB1,009 million.

III. Considered and approved the appointment of external auditor;

The appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2018 and the appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2018 were agreed, and it was proposed the general meeting to authorise the Board to fix their remuneration according to actual work conditions.

IV. Considered and approved the performance report of the Independent Directors for the year 2017;

V. Considered and approved the internal control appraisal report of the Company for the year 2017;

VI. Considered and approved the corporate social responsibility report of the Company for the year 2017;

VII. Considered and approved the resolution regarding the procurement of the liability insurance for the Directors, supervisors and senior management of the Company, and authorised the general manager of the finance department of the Company to execute the relevant legal documents;

VIII. Considered and approved the resolution in relation to the authorization to Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”) on the provision of guarantees to Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”), Jiangxi Airlines Company Limited (hereinafter referred to as “Jiangxi Airlines”) and Xiamen Airlines Finance (Hong Kong) Company Limited (hereinafter referred to as “Xiamen Airlines Finance”);

For details in relation to the provision of guarantees, please see the Announcement on the Proposed Authorization by General Meeting to Xiamen Airlines on the Provision of Guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance otherwise published on the date of this announcement.

IX. Agreed the proposal to be submitted to the general meeting to authorise the Board to issue shares under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to allot, issue and dispose additional shares of the Company under the general mandate, increase registered capital according to the condition of authorisation of share issuance and revise the articles of association of the Company accordingly was agreed. As a special reminder from the Company, according to the relevant PRC laws and regulations, given the aforesaid authorisation, the Company is still subject to approval at the general meeting for issuing new A shares.

X. Agreed the proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments in one or multiple tranches within the permitted size for bond issuance in accordance with the applicable laws and regulations under the general mandate was agreed.

XI. Considered and approved the authorisation granted to the Company secretary bureau to prepare the relevant matters regarding the annual general meeting for the year 2017.

It is agreed for the Company to convene the annual general meeting for the year 2017 to consider and approve the aforesaid resolutions I, II, III, VIII, IX and X, and authorized the Company secretary bureau to prepare the relevant matters regarding the annual general meeting for the year 2017.

The Board of Directors of

China Southern Airlines Company Limited

26 March 2018

4